May 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        TIAN RUIXIANG Holdings Ltd

Registration Statement on Form F-1

File No. 333-256574

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as the placement agent, hereby joins in the request of TIAN RUIXIANG Holdings Ltd for acceleration of the effective date of the above-referenced registration statement on Form F-1 (the “Registration Statement”), so that it becomes effective as of 5:15 p.m. Eastern Time on Tuesday, June 1, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Edric Y. Guo
Name: Edric Y. Guo
Title: COO and Head of Investment Banking

[Signature Page to Univest’s Acceleration Request]